WITHDRAWAL OF WITHDRAWAL REQUEST OF AN AMENDMENT TO A REGISTRATION STATEMENT

February 14, 2011

VIA EDGAR
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attn: Lisa Kohl

Re:
American Smooth Wave Ventures, Inc. Application For Withdrawal of the Withdrawal Request filed on January 25, 2011 (for the withdrawal of the Post-Effective Amendment No. 1 filed on November 23, 2010  to the Registration Statement on Form S-1 (File No. 333-152849) (the “Registration Statement”))

Dear Ms. Kohl:

American Smooth Wave Ventures, Inc., an Iowa corporation (the “Company”), hereby applies to withdraw the withdrawal request filed on January 25, 2011 (for the withdrawal of the Post Effective Amendment No. 1 filed on November 23, 2010 (“Amendment No. 1”) to the Registration Statement) (the “Original Withdrawal Request”).   The Original Withdrawal Request did not contain certain representations required by the Securities and Exchange Commission.

Immediately upon filing of this withdrawal request to withdraw the Original Withdrawal Request, the Company intends to file a separate withdrawal request to withdraw Amendment No. 1 to the Registration Statement.

If you have any questions with respect to this matter, please contact our counsel, Norwood Beveridge, of Loeb & Loeb LLP at (212) 407-4970 ..

Sincerely,

By:	By:	/s/ Tommy Lo
Tommy Lo,
Chief Financial Officer (principal financial and accounting officer)

cc:	Mitchell Nussbaum, Loeb & Loeb LLP